File No. 812-14405

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Precidian ETFs Trust

Precidian Funds LLC

350 Main St., Suite 9

Bedminster, NJ 07921

Foreside Fund Services, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

Please send all communications, notices and orders to:

W. John McGuire

Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, D.C. 20006

Page 1 of 70 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on August 11, 2015

I.	INTRODUCTION

A.	SUMMARY OF REQUESTED RELIEF

In this amended application (this “Application”), the undersigned applicants, Precidian ETFs Trust (the “Trust”), Precidian Funds LLC (the “Initial Adviser”) and Foreside Fund Services, LLC (“Distributor,” and together with the Trust and the Initial Adviser, the “Applicants”),1 apply for and request an order of the U.S. Securities and Exchange Commission (“Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).

The requested Order would apply to actively-managed series of the Trust and would permit, among other things:

•	issuance by a registered open-end investment company or series thereof (each a “Fund” and, collectively, the “Funds”) of shares (“Shares”) in specified large aggregations of individual Shares (each such specified aggregation of Shares a “Creation Unit”) by Authorized Participants (as defined herein) on any day at the NAV (as defined below);

•	redemption of Shares in Creation Units by an Authorized Participant through a trust or trust account with a trustee or agent for the Authorized Participant that is contractually restricted from disclosing the portfolio securities of the Fund (“Blind Trust”);

•	secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), BATS Exchange, Inc. (“BATS”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

•	certain affiliated persons of the Funds to deposit securities into, and receive securities from, such Funds, in connection with the purchase and redemption of aggregations of Shares of such investment company;

•	registered management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by the Initial Adviser, or an entity controlling, controlled by or under common control with the Initial Adviser (an “Adviser”), and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Acquiring Management Companies,” such UITs are referred to as “Acquiring Trusts,” and Acquiring Management Companies and Acquiring Trusts are collectively referred to as “Acquiring Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

[1]	All existing entities that currently intend to rely on the Order are named as Applicants. Any other existing entity or future entity that relies on the Order will comply with the terms and conditions of the Order.

•	the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

The Order would permit Applicants to operate fifteen (15) Funds that would operate as exchange-traded funds (“ETFs”). In seeking to achieve its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction.2 Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and 12(d)(1) Relief collectively, will be referred to herein as the “Relief.”

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Commission under the Act.

[2]	In order to implement each Fund’s investment strategy, the Adviser and any Sub-Adviser(s) of a Fund may review and change the securities, instruments or other assets or positions held by the Fund daily.

B.	COMPARABILITY TO PRIOR RELIEF GRANTED BY THE COMMISSION

The Commission has previously granted relief to other open-end management investment companies with respect to the operation of actively-managed ETFs (the “Actively-Managed ETF Orders”).3 Unlike the orders granted to permit the operation of index-based ETFs (the “Index-Based ETF Orders”),4 the Actively-Managed ETF Orders involved ETFs that select portfolio securities on an actively-managed basis rather than correspond to the price and yield performance of a particular securities index.

For the most part, the relief requested in this Application and the conditions imposed on the Applicants are similar to that of most of the Actively-Managed ETF Orders with two exceptions. First, the Funds will not make their holdings publically available on a daily basis, as discussed in more detail below.5 Rather, they will disclose other data to the market place designed to provide adequate information to market participants to permit an arbitrage mechanism that will keep the trading price of the Shares at or close to their NAV per Share, while protecting the proprietary strategies of the Fund’s Adviser. Second, rather than providing an intraday indicative value every 15 seconds throughout the trading day, the Funds will provide, on one second intervals throughout the trading day, a verified intraday indicative value, which will be subject to board approved procedures and the oversight of the Fund’s chief compliance officer.

[3]	Nuveen Fund Advisors, LLC, et al., Investment Company Act Release No. 31705 (July 6, 2015); ETF Securities Advisors LLC, et al., Investment Company Act Release No. 31340 (November 19, 2014); Validea Capital Management, LLC, et al., Investment Company Act Release No. 31277 (October 7, 2014); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Order”); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release No. 28604 (January 16, 2009) (the “Grail Order”); First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, Investment Company Act Release No. 28468 (October 27, 2008); WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (“WisdomTree Order II”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (February 27, 2008) (the “BGFA Order”); Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (February 27, 2008) (the “Bear Stearns Order”); PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008) (the “PowerShares Active Order”); and WisdomTree Trust, et al., Investment Company Act Release No. 28174 (February 27, 2008) (the “WisdomTree Order I”).

[4]	See e.g., DBX ETF Trust, et al., Investment Company Act Release No. 31326 (November 3, 2014); Northern Trust Investments, Inc., et al. Investment Company Act Release No. 31299 (October 21, 2014); PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); UBS Global Asset Management (US) Inc., et al., Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002); In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap SPDR Order”); SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”) and SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

[5]	Applicants note that the Commission has also approved index-based ETFs that do not disclose their entire portfolio on a daily basis.

In addition, there are two other material differences between the Funds and the ETFs subject to the Actively-Managed ETF Orders. First, in connection with the creation and redemption of Creation Units, the delivery or receipt of any portfolio securities in-kind will be effected through a Blind Trust for the benefit of the creating or redeeming Authorized Participant. That Blind Trust will either purchase or liquidate, as applicable, the portfolio securities without disclosing the identity of such securities to the Authorized Participant, except as may be legally required to comply with the Internal Revenue Code or other laws.6 Second, the trustee of each Blind Trust, such as Bank of New York Mellon or State Street Bank and Trust, will be given, before the commencement of trading each Business Day (defined below), both the holdings of the Fund and their relative weightings for that day. This information will permit an Authorized Participant, or other market participant that has formed a Blind Trust, to instruct the trustee of its Blind Trust to buy and sell positions in the portfolio securities to permit Bona Fide Arbitrage, as defined in Section III.M. below.

Applicants believe that the availability of a verified intraday indicative value throughout the day, the ability of Authorized Participants to purchase and redeem Creation Units on any Business Day, and the ability of market participants, including Authorized Participants, to engage in Bona Fide Arbitrage between Shares and portfolio securities will permit the intraday trading of Shares to be at or near the Funds’ NAV per Share without the need for daily disclosure of the Funds’ portfolio securities.

Applicants believe the proposed operation of the Funds will bring significant advantages to investors that wish to invest in actively-managed funds. These advantages include: (i) the ability to purchase or sell Shares at a known price, on an intraday basis, on an Exchange; (ii) lower operational costs because there will be no need to maintain shareholder accounts; and (iii) enhanced tax efficiency, which will also have a positive impact on yields. Applicants further believe that the proposed operational structure of the Funds will permit an Adviser to manage the Funds using proprietary investment strategies without being susceptible to “front running” and “free riding” by other investors and/or managers which could otherwise harm, and result in substantial costs to, the Funds.

Because of the unique operational structure of the Funds, this Application addresses how that structure would address the issues the Commission has raised with respect to an actively-managed ETF,7 as well as issues raised by the Commission in a public notice related to an earlier application filed by the Applicants with respect to the same 15 proposed Funds.8

II.	THE APPLICANTS

A.	THE TRUST

The Trust is a statutory trust organized under the laws of Delaware. The Trust has registered under the Act with the Commission as an open-end management investment company with multiple series, and is overseen by a Board of Trustees (the “Board”). The Board maintains the composition requirements of Section 10 of the Act.

The Applicants are requesting relief with respect to the 15 Funds listed in Exhibit B, each of which will invest (or, for long-short strategies, take short positions) in securities that are listed on Exchanges.9 Each of the Funds will be a separate series of the Trust. Each Fund will adopt fundamental policies consistent with the Act and be classified as “diversified” under the Act. Each Fund intends to maintain the required level of diversification, and conduct its operations so as to meet the regulated investment company (“RIC”) diversification requirements under the Internal Revenue Code of 1986, as amended (the “Code”).

[6]	Applicants are not aware of any current law that would require the contemporaneous disclosure of securities being held in a Blind Trust.

[7]	Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

[8]	Precidian ETFs Trust, et al. Investment Company Act Release No. 31300 (October 21, 2014).

[9]	The Funds will not invest in small capitalization companies such as those listed on Nasdaq Capital Market.

B.	THE INITIAL ADVISER

The Initial Adviser is a Delaware limited liability company that is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Initial Adviser will serve as investment adviser to the Funds. An Adviser, subject to the oversight and authority of the Board, will manage the investment program for each Fund, oversee the implementation of such investment program, and arrange for other necessary services for each Fund. An Adviser may recommend to the Board that a Fund’s investment program can best be implemented through a sub-adviser (each a “Sub-Adviser” and, collectively, “Sub-Advisers”), with the consent of the Board and any necessary shareholder consent. Any Sub-Adviser to a Fund will either be registered, or not subject to registration, under the Advisers Act.

C.	THE DISTRIBUTOR

The Distributor for the Funds is Foreside Fund Services, LLC, a Delaware limited liability company with its principal office and place of business at 3 Canal Plaza, Portland, Maine 04101. The Distributor is a broker registered under the Exchange Act and will distribute Shares on an agency basis. The Distributor will comply with the terms and conditions of the Order. Applicants request that the Order requested herein apply to any future Distributor of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Order. The Distributor of any Fund may be an affiliated person of the Advisor and/or Sub-Advisors. No Distributor is, or will be, affiliated with any Exchange.

III.	OPERATION OF THE FUNDS

The Index-Based ETF Orders permitting exchange-traded investment companies have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The Actively-Managed ETF Orders have permitted exchange-traded investment companies to hold an actively-managed portfolio that is fully transparent to market participants. The relief requested herein is similar to the relief granted in the Actively-Managed ETF Orders, except that (1) the Funds will not make their holdings publicly available on a daily basis; and (2) the Funds will disseminate a verified intra-day indicative value each second throughout the trading day, rather than an intra-day indicative value in 15 second intervals throughout the trading day. Because the Funds will not disclose their current portfolio on a daily basis, there are two additional material differences in the operation of the Funds compared to existing ETFs (1) in connection with the purchase or redemption of Creation Units, the delivery of any portfolio securities in-kind will generally be effected through a Blind Trust for the benefit of the purchasing or redeeming Authorized Participant without disclosing the identity of such securities to the Authorized Participant; and (2) each Blind Trust will be provided with the identity of the portfolio securities comprising each Fund permitting the trustee of the Blind Trust to engage in Bona Fide Arbitrage on behalf of the Authorized Participant, or any other market participant that creates a Blind Trust for purposes of engaging in Bona Fide Arbitrage.

A.	CAPITAL STRUCTURE AND VOTING RIGHTS: BOOK-ENTRY

Each shareholder will have one vote per Share with respect to matters regarding the Trust or the Fund for which a shareholder vote is required, consistent with the requirements of the Act, the rules promulgated thereunder, and state laws applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ expense through the customary practices and facilities of the DTC and DTC Participants.

B.	EXCHANGE LISTING

The Trust intends to submit an application to list Shares, which will be traded in the secondary market in the same manner as other equity securities, on an Exchange. Except as permitted by the relief requested from Section 17(a), no promoter of the Funds, principal underwriter or distributor of the Funds (the “Distributor”) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Exchange will appoint one or more market makers to provide liquidity for the Shares, in accordance with its trading practices and rules.

C.	SALES AND REDEMPTION OF SHARES

1.	Creation Orders

a.	General

The issuance of Shares will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders. Shares of each Fund will be issued in Creation Units of 25,000 or more Shares. The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. The NAV per Share of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the Trust is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). 10 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),11 except:

(a) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;12 or

(b) Short Positions and other positions that cannot be transferred in-kind13 will be excluded from the Creation Basket.14

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) and (b) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

[10]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[11]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV per Share for that Business Day.

[12]	A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[13]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[14]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant(as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;15

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.16

The primary difference for the Funds, compared to the ETFs that are the subject of prior Commission orders, is that each Authorized Participant will be required to form a Blind Trust of which it will be the sole beneficiary and transact with each Fund through that Blind Trust.17 Therefore, before the commencement of trading on each Business Day (as defined below), the trustee of each Blind Trust will be provided on a confidential basis with a list of the names and quantities of the instruments comprising a Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.C.1, may be referred to as the “Portfolio Deposit.”

[15]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis, whether for a given day or a given order, the key consideration will be the benefit that would accrue to the Fund and its investors. Applicants do not currently anticipate the need to sell or redeem Creation Units entirely on a cash basis.

[16]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[17]	Transacting through a Blind Trust is fundamentally no different that transacting through any broker-dealer account, except that the trustee of the Blind Trust will be bound to keep the names and weights of the portfolio securities confidential.

b.	Settlement Process

All orders to purchase Creation Units must be placed with the Trust’s transfer agent or the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor and formed a Blind Trust for its benefit in accordance with the terms of the Participant Agreement. Authorized Participants may be, but are not required to be, members of an Exchange. Investors may obtain a list of Authorized Participants from the Distributor. If an Authorized Participant places an order to purchase a Creation Unit, it will instruct the trustee of its Blind Trust to purchase securities comprising a Creation Basket and deliver those portfolio securities, as part of the Portfolio Deposit, to the Fund in-kind. Purchase orders must be in multiples of Creation Units. Purchase orders will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. In addition, a Fund, the Distributor or their agents on behalf of the Fund may reject any purchase order, if:

•	the purchaser or purchasers, upon obtaining the Shares so ordered, would own 80% or more of the outstanding Shares of a Fund;

•	the acceptance of the purchase order would, in the opinion of counsel, be unlawful;

•	the acceptance of the purchase order would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the shareholders of the Fund; or

•	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the transfer agent to the Funds (the “Transfer Agent”), the custodian to the Funds (the “Custodian”), the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those Authorized Participants placing purchase orders.

2.	Redemption

Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated). Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.18 As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process.

The Authorized Participant or the trustee of its Blind Trust will deliver Shares comprising a Creation Unit or multiples thereof to the Fund. After receipt, the Fund will instruct its Custodian to deliver the Redemption Instrument to the Authorized Participant’s Blind Trust. In order to sell the Redemption Instruments, the Authorized Participant will give the trustee of its Blind Trust instructions as to how and when to liquidate those securities. The Authorized Participant can instruct the trustee of its Blind Trust to transmit sell orders for the Redemption Instruments at any time. Because the trustee of an Authorized Participant’s Blind Trust will be able to sell the Redemption Instruments throughout the day, it will not need to rely on market on close orders to liquidate those securities. The trustee will then pay the liquidation proceeds net of expenses plus or minus any Cash Adjustment to the Authorized Participant.19

[18]	Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.

[19]	All income, gain or loss realized by a Blind Trust will be directly attributed to the Authorized Participant for that Blind Trust. In a redemption, the Authorized Participant will have a basis in the distributed securities equal to the fair market value at the time of the distribution and any gain or loss realized on the sale of those Shares will be taxable income to the Authorized Participant.

Redemptions will occur primarily in-kind, although the trustee of an Authorized Participant’s Blind Trust may request to substitute cash for one or more positions and short positions will generally be settled in cash.20 The Participant Agreement signed by each Authorized Participant will require establishment of a Blind Trust to receive distributions of Redemption Instruments in-kind upon redemption.21 The terms of the Blind Trust Agreement will provide that the trustee will not disclose the identity of the Portfolio Deposit, the Redemption Instruments, or any other identifying information regarding the portfolio securities of a Fund, except as required by law.

3.	Pricing of Shares

The secondary market price of Shares trading on an Exchange will be based on a current bid/ask market. The secondary market price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the portfolio securities held by a Fund. Shares available for purchase or sale on an intraday basis on an Exchange, do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share. Therefore, prices on an Exchange may be below, at, or above the most recently calculated NAV per Share of such Shares. The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at the current NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share. Applicants believe, because Authorized Participants and other market participants will have access to information that will permit them to determine when a Fund is trading at a price materially different from the current NAV per Share, and will have the opportunity to engage in Bona Fide Arbitrage, Shares will trade at prices that reflect the current value of the portfolio as with other ETFs.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage fees or commissions and charges.

The Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current verified intraday indicative value of the Funds as described below, will be a key advantage of the Trust in contrast to a traditional mutual fund.

[20]	It is anticipated that any portion of a Fund’s NAV attributable to short positions will be settled in cash, as securities sold short are not susceptible to in-kind settlement.

[21]	The terms of the Blind Trust will be set forth as an exhibit to the Participant Agreement, which will be signed by each Authorized Participant. In addition, other market participants seeking to make a market or take advantage of arbitrage opportunities with respect to the Funds may form a Blind Trust, subject to the same terms as an Authorized Participant. In addition, any investor that transacts through an Authorized Participant or other broker-dealer that has formed a Blind Trust will be able to take advantage of the same arbitrage opportunities. The Authorized Participant, or other market participant, will be free to choose a trustee for its Blind Trust from a list of banks and trust companies that have signed confidentiality agreements with the Fund. The Authorized Participant, or other market participant, will be free to negotiate trustee fees and brokerage charges with its selected trustee. The Authorized Participant, or other market participant, will be responsible to pay all fees and expenses charged by the trustee of its Blind Trust.

D.	TRANSACTION FEES

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on Authorized Participants who purchase or redeem Creation Units. For this reason, Authorized Participants purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit Instruments or Redemption Instruments.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Shares may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

E.	QUALIFICATION AS A REGULATED INVESTMENT COMPANY

Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986 (“Code”) in order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.

F.	OPERATIONAL FEES AND EXPENSES

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Trust’s various Funds, except to the extent specifically assumed by the Adviser, or Sub-Adviser(s), if any, the Fund’s administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, fund accounting and administration fees, custody fees, brokerage commissions, registration fees of the Commission, Exchange listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees of the Fund who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Trust (“Independent Trustees”)22, legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or another party. The transfer agent and custodian will provide certain administrative, fund accounting, transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund or other basis, out of which they will be expected to pay any fees to sub-transfer agents or sub-custodians, if any. The Adviser, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

[22]	For ease of reference, throughout this Application, the term “Independent Trustees” will be used with respect to investment companies that are organized as trusts or corporations.

G.	SHAREHOLDER TRANSACTION AND DISTRIBUTION EXPENSES

No sales charges for purchases of Shares of any Fund will be imposed.23 As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.24

H.	SHAREHOLDER REPORTS

With each distribution, the Trust will furnish to the DTC Participants for distribution to beneficial owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial owners also will receive annually notification as to the tax status of the Fund’s distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial owners of Shares.

I.	SALES AND MARKETING MATERIALS

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”

The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund, in Creation Units only. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

[23]	Each Fund may, however, implement a distribution plan pursuant to Rule 12b-1 under the Act.

[24]	Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions.

J.	LIKELY PURCHASERS OF SHARES

Applicants expect that there will be several categories of market participants who will be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the portfolio securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV per Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities.

K.	DISCLOSURE DOCUMENTS

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,25 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

[25]	Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a Sale on such Exchange, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Exchange upon request.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.26

L.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

1.	Information of Each Fund’s Website

Each Fund’s website (“Website”), which will be publicly available before the offering of Shares, will include the Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The Website and information will be publicly available at no charge.

2.	Verified Intraday Indicative Value

The Exchange on which a Fund is primarily listed will disseminate the verified intraday indicative value per share (the “VIIV”) for each Fund in one-second intervals during regular trading hours, through the facilities of the Consolidated Tape Association. The VIIV is essentially an intraday NAV calculation every second throughout the trading day. Each Fund will adopt procedures governing the calculation of the VIIV and will bear responsibility for the accuracy of its calculation. Pursuant to those procedures, the VIIV will include all accrued income and expenses of a Fund and will assure that any extraordinary expenses, booked during the day, that would be taken into account in calculating the Fund’s NAV for that day are also taken into account in calculating the VIIV. For purposes of the VIIV, securities held by the Fund will be valued throughout the day based on the mid-point between the current national best bid and offer disseminated by the Consolidated Quotation System and UTP Plan Securities Information Processor. Using quotations rather than last sale information addresses concerns regarding the staleness of pricing information of less actively traded securities. Because quotations are updated more frequently than last sale information especially for inactive securities, the VIIV will be based on more current and accurate information. The use of quotations will also dampen the impact of any momentary spikes in the price of a portfolio security. Each Fund will employ two independent sources of pricing information. Each Fund will employ a verification agent and establish a computer-based protocol that will continuously compare the two data streams on a real time basis. If it becomes apparent that there is a material discrepancy between the two data streams, the listing exchange will be notified and have the ability to halt trading in a Fund until the discrepancy is resolved.27 Each Fund’s Board will review the procedures used to calculate the VIIV and maintain its accuracy as appropriate, but not less than annually. The specific methodology for calculating the VIIV will be disclosed on each Fund’s web site.

[26]	To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

[27]	This “circuit-breaker” is designed to prevent the VIIV from reflecting outlier prices.

Use of quotation information to calculate the VIIV should make “fair value” pricing unnecessary in most instances. However, if a Fund determines that the current quotations for a portfolio security are no longer reliable for purposes of calculating the VIIV, such as in a situation where an Exchange institutes a trading halt in a portfolio security or if a security is otherwise deemed to be illiquid, that fact will be immediately disclosed on the Fund’s web site, including the identity and weighting of that security in the Fund’s portfolio, and the impact of that security on VIIV calculation, including the fair value price for that security being used for the calculation of that day’s VIIV. Applicants believe that this mix of information will permit market participants to determine their own fair value of the disclosed portfolio security, and better judge the accuracy of that day’s VIIV for the Fund.

The VIIV will be calculated to the nearest penny by dividing the “Intraday Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Intraday Fund Value” is the sum of the amount of cash held in a Fund’s portfolio, the current value of the long and short securities positions in the Fund’s portfolio, plus any accrued interest, declared but unpaid dividends, minus all accrued liabilities. All portfolio securities will be valued by the calculation agent at the mid-point between the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor. By calculating the VIIV to the nearest penny, market participants will be able to readily compare the VIIV to the current market price of Shares. Applicants believe that by making this level of precision of information available to all market participants, when combined with the ability of all market participants to engage in Bona Fide Arbitrage (as described herein), will facilitate the arbitrage mechanism.

Applicants have carefully sought to provide a level of access and precision for the VIIV that would both facilitate arbitrage, yet protect a Fund from “front running” and “free riding” by other investors and/or managers which could otherwise harm, and result in substantial costs to, the Funds. Applicants believe it highly unlikely, and have sought to confirm mathematically,28 that a VIIV calculated as described herein and provided at one second intervals would not allow others to reverse engineer a Fund’s investment strategy for purposes of front running.

3.	Additional Information and Data

Investors interested in a particular Fund can also obtain each Fund’s filings with the Commission. Those filings may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

[28]	“The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running . . . .” Ricky Alyn Cooper, PhD, Precidian’s Proposed ETF and the Possibility of Reverse Engineering (July 2015) (Attached as Exhibit C).

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day.

M.	BONA FIDE ARBITRAGE

Unlike all existing ETFs, the Funds will not publically disclose or disseminate their daily Creation Baskets. Further, unlike all existing actively managed ETFs, the Funds will not publically disclose or disseminate the identities and quantities of their portfolio securities on a daily basis. Rather, on each Business Day, before commencement of trading in Shares on the Exchange, the Funds will provide to the trustee of each Blind Trust the identities and quantities of portfolio securities that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day,29 as well as the names and quantities of the instruments comprising a Creation Basket and the estimated Balancing Amount (if any), for that day. This information will permit Authorized Participants to purchase Creation Units through and in-kind transaction with the Fund, as described above.

In addition, Authorized Participants will be able to instruct the trustee to buy or sell portfolio securities during the day and thereby engage in Bona Fide Arbitrage throughout the trading day. For example, if an Authorized Participant believes that a Fund is trading at a price that is higher than the value of its underlying portfolio based on the VIIV, the Authorized Participant may sell Fund Shares short and instruct the trustee of its Blind Trust to buy portfolio securities. When the market price of the Fund’s Shares falls in line with the value of the portfolio, the Authorized Participant can then close out its positions in both the Fund Shares and the portfolio securities. The Authorized Participant’s purchase of the portfolio securities through the Blind Trust, combined with the sale of Fund Shares, may also create downward pressure on the price of Fund Shares and/or upward pressure on the price of the portfolio securities, bringing the market price of Fund Shares and the value of the Fund’s portfolio securities closer together. Similarly, an Authorized Participant could buy Fund Shares and instruct the trustee of its Blind Trust to sell the underlying portfolio securities in an attempt to profit when a Fund’s Shares are trading at a discount to its portfolio. The Authorized Participant’s purchase of the Fund’s Shares in the secondary market, combined with the sale of the portfolio securities through the Blind Trust, may also create upward pressure on the price of Shares and/or downward pressure on the price of portfolio securities, driving the market price of Fund Shares and the value of the Fund’s portfolio securities closer together.

[29]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in the NAV on the current Business Day (T+1). Thus, the VIIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV on that day.

Because other market participants can also engage in arbitrage activity without using the creation or redemption processes described above, the Blind Trust structure will be made available to any market participant that is willing to establish a Blind Trust under the same terms as described above. In that case, if a market participant believes that a Fund is overvalued relative to its underlying assets, the market participant may sell short Fund shares and instruct the trustee of its Blind Trust to buy portfolio securities, wait for the trading prices to move toward parity, and then close out the positions in both the Fund shares and the portfolio securities to realize a profit from the relative movement of their trading prices. Similarly, a market participant could buy Fund shares and instruct the trustee of its Blind Trust to sell the underlying portfolio securities in an attempt to profit when a Fund’s shares are trading at a discount to the Fund’s underlying or reference assets. In fact, any investor that is willing to transact through a broker-dealer that has established a Blind Trust will have the same opportunity to engage in arbitrage activity. As discussed above, the trading of a Fund’s shares and the Fund’s portfolio securities may bring the prices of the Fund’s shares and its portfolio assets closer together through market pressure.

This type of arbitrage is referred to herein as “Bona Fide Arbitrage.”

IV.	IN SUPPORT OF THE APPLICATION

The Order being requested, among other things, would permit (1) Funds to issue Shares that are created and redeemable only in multiples of Creation Units; (2) dealers and underwriters to sell Shares in secondary market transactions at negotiated prices, rather than at current NAV; and (3) certain affiliated persons of each Fund to receive securities or other property from each Fund in connection with the redemption of Creation Units.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification. Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•	providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

•	provide a security that investors can purchase and sell at a known price;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market, thereby allowing such order flow to be handled more efficiently and effectively;

•	providing an easy and inexpensive method to clear and settle a portfolio of securities;

•	providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities;

•	provide competition for comparable products available in the U.S. market;

•	provide enhanced liquidity to the market; and

•	facilitate the implementation of diversified investment management techniques.

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on an Exchange, will trade throughout the Exchange’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option of Authorized Participants to purchase or redeem Shares in Creation Units each day, which should help ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”30 The Funds would provide an enhanced ETF product available to both retail and institutional investors. Because the Funds would maintain portfolio confidentiality, much like a mutual fund, it mitigates the risk of free riding and front running. Nonetheless, in all other material ways, the Funds would operate in a manner substantially identical to, and enjoy the same efficiencies as, existing ETFs.31 As such, the Applicants believe the Funds are appropriate for exemptive relief under Section 6(c) of the Act.32

[30]	Investment Company Act Release No. 17534 (June 15, 1990).

[31]	“From an investor standpoint, the blind trust structure functions much like a traditional ETF in all material respects but has the advantage of preserving the confidentiality of the underlying portfolio and the fund’s alpha generation model. It also trades on an exchange at a known price.” Craig M. Lewis, The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts (July 2015)(Attached as Exhibit D).

[32]	“These attributes result in a security design that is economically superior to competing products that already have received SEC approval.” Id.

The Applicants note that traditional index-based ETFs are no longer novel. The Commission has had an opportunity to review their operation to determine that they would not lead to the abuses that the Act addresses. The Commission has issued many orders permitting index-based ETFs in the Index-Based ETF Orders. Presently, a considerable number of these products are actively traded on Exchanges. The Commission has also issued approximately 80 orders permitting ETFs that lack a benchmark index in the Actively-Managed ETF Orders. The Commission orders permitting such ETFs require, however, that the ETFs disclose their portfolio securities to the market each Business Day. This Application differs from such prior Commission orders because it does not seek to track a benchmark index, nor does it contemplate disclosure of portfolio securities beyond what would otherwise be required for open-end mutual funds. The Applicants believe, however, that features of the proposed Funds will make daily portfolio disclosure unnecessary because, through the dissemination of the VIIV each second throughout the trading day, the underlying value of each Fund will be fully transparent.

The VIIV will be more reliable than the estimated NAVs required of current ETFs. The VIIV will be based on mid-point quotation pricing, rather than last sale information, making it less susceptible to staleness with inactive securities. The Board of each Fund will adopt procedures for the calculation of the VIIV that will be designed to accurately account for all Fund net income that would be included in the NAV, thereby assuring that all current expenses are included in the VIIV. Further, the Fund will use two pricing quotation sources to provide a “check” or verification of the validity of the prices used in the VIIV calculation. Use of mid-point quotation pricing will generally make fair value pricing unnecessary except in the situations where there is a trading halt or a security otherwise becomes illiquid.33 If a Fund determines to use fair value pricing in calculating the VIIV or NAV with respect to a particular security, that fact will be immediately disclosed on the Fund’s web site, including the identity and weighting of that security in the Fund’s portfolio and the fair value used in establishing the Fund’s VIIV for that day. Applicants believe that this mix of information will permit market participants to determine their own fair value of the halted security, and better judge the accuracy of the VIIV for the Fund.

The VIIV will be disseminated every second during the trading day. This relatively high frequency disclosure of a highly accurate VIIV will permit market participants to assess whether a Fund is trading at a premium or discount to NAV. Applicants believe the dissemination of VIIV at one second intervals provides a level of current information that will facilitate intraday arbitrage without any material risk that the Adviser’s investment strategy will be reverse engineered.34

[33]	Applicants have no present expectation of a Fund holding illiquid securities. Nonetheless, as with current ETFs, it is possible that a security that was liquid at the time of purchase could subsequently become illiquid. This risk, however, is somewhat mitigated because the portfolios of all of the Funds will be composed of U.S. exchange listed securities, short positions in U.S. exchange listed securities, cash and cash equivalents. Nonetheless, if a Fund determines that the current quotations for a portfolio security are no longer reliable for purposes of calculating the VIIV , the Fund will immediately disclose on the Fund’s web site the identity and weighting of that security in the Fund’s portfolio and the impact of that security on VIIV calculation.

[34]	Cooper, supra note 29.

By disclosing the identity of securities comprising a Creation Unit and a Fund’s portfolio to the trustee of each Blind Trust, Authorized Participants and other market participants will be able to instruct the trustee to buy or sell portfolio securities during the day and thereby hedge positions taken in Shares of a Fund and engage in Bona Fide Arbitrage throughout the trading day.

The ability of market participants to buy and sell Shares at prices near the current value of a Fund’s portfolio is dependent upon their assessment that the VIIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that the enhancements they have made to the VIIV will make it far more reliable than the intraday indicative values of other ETFs. Applicants believe that this reliable VIIV disseminated at one second intervals, as well as the ability of Authorized Participants and other market participants to engage in Bona Fide Arbitrage, will enable them to make efficient markets without knowledge of the Fund’s portfolio. The ability of Authorized Participants to buy and sell portfolio securities through their Blind Trusts will give them the ability to precisely hedge their positions and engage in Bona Fide Arbitrage thereby serving to minimize any divergence between the secondary market price of the Shares and the value of a Fund’s portfolio.

The Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release on Actively-Managed Exchange-Traded Funds (the “Concept Release”).35 The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage.

Daily disclosure of a fund’s portfolio is not warranted if the value of a fund is fully transparent by providing a highly accurate VIIV, based on verified mid-point pricing and market participants can engage, through a Blind Trust, in Bona Fide Arbitrage. Market professionals are not performing fundamental research when trading ETFs, but rather trading based on the current market price of the portfolio. If market participants are assured that the VIIV is timely and accurate and they can buy and sell the portfolio through their Blind Trusts, knowledge of the actual portfolio is not essential.

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the current NAV per Share. However, as discussed above, the Applicants believe that dissemination of a reliable and timely VIIV as well as the ability of Authorized Participants and other market participants to engage in Bona Fide Arbitrage, will cause any deviation to be to be no greater than is found in existing ETFs.

[35]	See the Concept Release.

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. Since Applicants have specified that Creation Baskets will only consist of a pro rata portion of a Fund’s long portfolio positions, this discretion is eliminated. Further, since the Authorized Participant will have no knowledge of the specific securities in the creation basket, and will be transacting with a Fund through a Blind Trust, there will be no incentive or opportunity to specify any securities included in a Creation Basket. Consequently, specifically with respect to that concern, the structure describe herein is superior to existing ETFs.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

A.	SECTIONS 2(a)(32) AND 5(a)(1) OF THE ACT

Section 5(a)(1) of the Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because Shares will not be individually redeemable in less than Creation Unit size, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request the Order to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an Authorized Participant. Moreover, listing on the Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by market mechanisms and the ability of Authorized Participants and other market participants to engage in Bona Fide Arbitrage and Authorized Participants to create and redeem Creation Units on any day, investors should be able to sell Shares in the secondary market at prices that do not vary substantially from their current NAV per Share.

Limiting the ability of investors to redeem Shares directly from a Fund unless they do so in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the Act. Investors have ready access to the secondary market if they wish to sell Shares in less than Creation Units.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit Funds to issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on the Exchange. The Shares will trade on and away from the Exchange36 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) of the Act and Rule 22c-1 under the Act. The Applicants request an exemption under Section 6(c) of the Act from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on an Exchange. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to the NAV per Share. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV and engage in Bona Fide Arbitrage should thus ensure that the difference between the NAV per Share and the price for Shares in the secondary market remains narrow.

[36]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV per Share next computed by the Fund. Indeed, such an investor might not wish to wait for the computation of such actual NAV per Share before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

C.	SECTION 17(a)(1) AND (a)(2) OF THE ACT

Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person (“second tier affiliates”), from selling any security to or purchasing any security from the company. Section 17(a) of the Act makes it:

[U]nlawful for any affiliated person or promoter of or principal underwriter for a registered investment company...or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company...unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) if such person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

With respect to the control relationships stated in Section 2(a)(3)(C), Section 2(a)(9) of the Act provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.”

Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind redemptions of Creation Units by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. The Applicants also request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit each Fund to redeem Shares from, and engage in the in-kind transactions that would accompany such redemptions with,37 any Acquiring Fund of which it is an affiliated person or second tier affiliate because of one or more of the following: (i) the Acquiring Fund holds 5% or more of the Shares of the Trust or one or more Funds; (ii) an Acquiring Fund described in (i) is an affiliated person of the Acquiring Fund; or (iii) the Acquiring Fund holds 5% or more of the shares of one or more Affiliated Funds.

Section 17(b) authorizes the Commission to exempt a proposed transaction from Section 17(a) if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).38

[37]	With respect to these in-kind transactions, Applicants are seeking relief for Funds that are affiliated persons or second tier affiliates of an Acquiring Fund solely by virtue of one or more of the reasons described. The Applicants believe that an Acquiring Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund. Nonetheless, an Acquiring Fund could seek to transact in Creation Units directly with a Fund pursuant to the Section 17(a) relief requested.

[38]	The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund” ). A Blind Trust created and maintained for the benefit of an Authorized Participant may be deemed to be an affiliated person of a Fund, and vice versa, by virtue of owning 5% or more of the Fund’s outstanding voting securities. If Creation Units of all of the Funds or one or more particular Funds are held by only a few investors, including a specialist, some or all of such investors could be 5% owners of the Trust or the Funds, and one or more investors may hold in excess of 25% of the Trust or the Funds, as the case may be, and therefore would be deemed to be affiliated persons of the Trust or the Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. A Blind Trust created and operated for the benefit of an Authorized Participant may be an affiliated person of a Fund to the same extent an Authorized Participant would be an affiliated person of a Fund, as the Authorized Participant would be the beneficial owner of the cash and securities held in the Blind Trust. Therefore, an Authorized Participant may require relief from Section 17(a) for in-kind redemptions received by the Blind Trust created and operated on its behalf if the Authorized Participant is itself an affiliate of the redeeming Fund. Section 17(a) could be understood to prohibit these investors from receiving securities upon redemption. Furthermore, one or more investors, or the specialist in connection with such person’s market making activities, might each accumulate 5% or more of a Fund’s Shares. Additionally, one or more holders of Shares, or an specialist, might from time to time accumulate in excess of 25% of the Shares of one or more Funds, and such persons could therefore be deemed to be affiliated persons of the Trust or such Funds under the Act. In addition, there exists a possibility that, with respect to one or more other registered investment companies (or series thereof) advised by the Adviser, a large institutional investor could own 5% or more of such other registered investment companies (or series thereof), making that investor a second-tier affiliate of a Fund. Applicants request an exemption from Section 17(a) of the Act pursuant to Section 6(c) in addition to an exemption pursuant to Section 17(b) of the Act to permit any persons that are affiliated persons of the Funds solely by virtue of owning 5% or more, or in excess of 25%, of the outstanding Shares of the Trust or one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated persons of the Trust or the Funds) or holders of 5% or more, or in excess of 25%, of the outstanding shares of one or more other registered investment companies (or series thereof) advised by the Adviser, to effectuate redemptions through in-kind transactions.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than fair value or selling or purchasing property on terms that involve overreaching. For the reasons set forth above, the Applicants contend that no useful purpose would be served by prohibiting the transactions described. The composition of securities given to a redeeming Blind Trust for the benefit of its Authorized Participant will be the same regardless of the Authorized Participant’s identity, and will be valued under the same objective standards applied to valuing the portfolio securities. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. The Applicants believe that in-kind redemptions will afford no opportunity for (1) an affiliated person or a second tier affiliate of a Fund described above to effect a transaction detrimental to the other holders of its Shares or (2) a Fund that is an affiliated person or a second tier affiliate of an Acquiring Fund to effect a transaction that is detrimental to the Acquiring Fund. Further, any such in-kind transactions will be based on the NAV of the relevant Fund in accordance with procedures set forth in the Prospectus and SAI.

The Applicants also note that the ability to make redemptions in-kind will aid in achieving a Fund’s objective. The Applicants do not believe that in-kind redemptions will result in abusive self-dealing or overreaching but rather assert that such procedures will be implemented consistently with a Fund’s objective and with the general purposes of the Act. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind redemption values. Therefore, no opportunity is created for the affiliates of the Funds described above to effect a transaction detrimental to the other shareholders of a Fund or to Funds affiliated with the Acquiring Fund to effect transactions detrimental to the Acquiring Funds. The proposed transactions will be consistent with the policies of the relevant Fund, will comply with the investment restrictions of the Acquiring Fund and will be consistent with its investment policies as set forth in its Registration Statement. Moreover, the Participation Agreement will require any Acquiring Fund that relies on the relief to purchase Shares directly from a Fund to represent that its purchases are permitted under its investment restrictions and consistent with the investment policies described in its Registration Statement.

The Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for in-kind transactions between an ETF and certain affiliates. All shareholders, including Blind Trusts holding Shares for the benefit of their Authorized Participants, regardless of affiliation, will be given the same opportunities with respect to redemptions in-kind. As a result, there would not be any increased opportunity for an affiliate of the Trust to effect a transaction detrimental to the Trust. Consequently, the Applicants believe that the requested relief meets the standards of Sections 6(c) and 17(b) of the Act. Accordingly, Applicants respectfully request that the Commission grant relief under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act.

VI.	REQUEST FOR SECTION 12(d)(1) RELIEF

A.	EXEMPTION FROM THE PROVISIONS OF SECTIONS 12(d)(1)(A), 12(d)(1)(B) AND 17(a)

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, the Distributor and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B). Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures. Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	THE ACQUIRING FUNDS

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Advisor”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VI.C. below.

C.	PROPOSED CONDITIONS

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VIII, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283039 pertaining to funds of funds (see Section VIII, Condition 16 below).40

[39]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

[40]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

In addition, Applicants propose that the requested 12(d)(1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate41 and the Fund or a Fund Affiliate42 (see Section VIII, Condition 8 below). Each Acquiring Management Company’s board of directors or trustees, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and Acquiring Fund Sub-Advisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting43 (see Section VIII Condition 11, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VIII, Condition 17, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII.	LEGAL ANALYSIS

A.	SECTION 12(d)(1) OF THE ACT

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

[41]	An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

[42]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

[43]	An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Acquiring Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any broker-dealers to sell Shares to Acquiring Funds in excess of the limits in Section 12(d)(1) (B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.

2.	Concerns Underlying Sections 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) to prevent one investment company from buying control of another investment company.44 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[44]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”45

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).46 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).47 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Advisor, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor.

[45]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[46]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[47]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966).

For purposes of this Application, an “Acquiring Fund Sub-Advisor” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Advisor will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

In addition, Conditions 8 and 10 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 8, 9, 10, 11, 12, and 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the board of directors or trustees, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.	SECTIONS 17(a), 17(b) AND 6(c) OF THE ACT

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund, and to engage in any in-kind transactions that may accompany such sales or purchases.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to the Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase and sell Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Trust’s registration statement.48 Further, the Deposit Instruments and Redemption Instruments (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Fund and Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C.	DISCUSSION OF PRECEDENT

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous Applicants.49 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.50 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.51

[48]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

[49]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra, note 4.

[50]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 4.

[51]	See id.

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous Applicants.52 Applicants’ requested relief with respect to Sections 17(a) and 17(b) is similar to the exemptive relief obtained by prior Applicants with respect to the transactions between funds and their affiliated persons with respect to actively-managed ETFs.53

The relief is similar to the recent relief granted by the Actively-Managed ETF Orders,54 except that the Funds will not publicly disclose their holdings and trading activity, except in accordance with normal disclosure requirements otherwise Applicable to open-end investment companies registered under the Act.55 While the Funds will not disclose their portfolios on a daily basis, the value of each Fund will be transparent through the dissemination of the VIIV. Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of portfolio disclosure will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that eliminating daily portfolio disclosure avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings may be subject.

In addition, since Creation Units will be created solely by the deposit of securities comprising a pro rata slice of a Fund’s portfolio and will typically be redeemed by distributing securities of the Fund’s portfolio to a Blind Trust that will liquidate the redemption securities in accordance with instructions from the Authorized Participant redeeming Shares, neither the Adviser nor the Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally Applicable to the Funds.

Applicants’ requested relief with respect to Sections 12(d)(1)(A) and (B) and Section 17(a) is similar to the exemptive relief obtained by previous Applicants.56

[52]	See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 4.

[53]	See id.

[54]	See, e.g., Grail Order, PIMCO Order, PowerShares Active Order and WisdomTree Orders I and II, supra, note 3.

[55]	See, e.g., Bear Stearns Order; PowerShares Active Order and WisdomTree Order I, supra, note 3.

[56]	See, e.g., Nuveen Fund Advisors, LLC, et al., supra, note 4.

VIII.	CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	ACTIVELY-MANAGED EXCHANGE-TRADED FUND RELIEF

1.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently state that owners of Shares may tender those Shares for redemption to the Fund in Creation Units through an Authorized Participant.

3.	The website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: the prior business day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price against such NAV.

4.	The Adviser or Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent Applicable restrictions under the Act.

5.	The VIIV for a Fund on a per-Share basis will be provided to the market in one second intervals during regular trading hours.

B.	SECTION 12(d)(1) RELIEF

6.	The members of the Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, an Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not Apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a) (20)(A) of the Act.

7.	No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or Acquiring Fund Affiliate and the Fund or Fund Affiliate.

8.	The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser is conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

9.	Once an investment by an Acquiring Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Trustees, will determine that any consideration paid by a Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its Adviser, or any person controlling, controlled by or under common control with such Adviser.

10.	An Acquiring Fund Adviser, or a trustee or Sponsor, as Applicable, of an Acquiring Trust will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including any fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Acquiring Fund Adviser, or trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, or trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, or trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

11.	No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

12.	The Board, including a majority of the disinterested trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in a Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objective and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if Appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders of the Fund.

13.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

14.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Acquiring Fund will execute an Acquiring Fund Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as Applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Appropriate Acquiring Management Company.

16.	Any sales charges (other than customary brokerage fees) and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits Applicable to a fund of funds as set forth in NASD Rule 2830.

17.	No Fund will acquire securities of any investment company or company relying on Section 3 (c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by Rule 12d1-1 under the Act or an exemptive order that allows a Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.

IX.	Names and Addresses

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

2020 K Street NW

Washington, DC 20006-1806

X.	Authorizations and Signatures

AUTHORIZATION

PRECIDIAN ETFs TRUST

In accordance with Rule 0-2(c) under the Act, Mark Criscitello, in his capacity as Chairman of the Precidian ETFs Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Chairman of the Trust and pursuant to the following resolutions adopted by the Trustees of the Trust on October 20, 2011:

RESOLVED, that the Chairman be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Chairman and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the “Securities Act”).

RESOLVED, that any and all actions heretofore taken by the Chairman and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Chairman and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Chairman
Dated: August 11, 2015

AUTHORIZATION

PRECIDIAN FUNDS LLC

In accordance with Rule 0-2(c) under the Act, Mark Criscitello states that all actions necessary to authorize the execution and filing of this Application by Precidian Funds LLC have been taken, and that as a Principal of Precidian Investments LLC, the sole member thereof, he is authorized to execute and file the same on behalf of Precidian Funds LLC and all actions necessary to execute and file such instrument have been taken. Mark Criscitello further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal
Dated: August 11, 2015

AUTHORIZATION

FORESIDE FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Mark Fairbanks states that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as President of Foreside Fund Services, LLC he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken. Mark Fairbanks further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: President
Dated: August 11, 2015

Exhibit A

VERIFICATION

PRECIDIAN ETFS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETFs Trust, that he is the Chairman of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ETFs Trust

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Chairman
Dated: August 11, 2015

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian Funds LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal
Dated: August 11, 2015

VERIFICATION

FORESIDE FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: President
Dated: August 11, 2015

Exhibit B

List of Funds

Precidian U.S. Managed Volatility Fund

The U.S. Managed Volatility Fund will typically invest in securities of U.S. companies of all capitalization ranges. These securities may include common stocks, preferred stocks, ETFs and warrants. The Fund seeks to achieve an absolute return of the broad U.S. equity markets, but with a lower absolute volatility.

Precidian Strategic Value

The Fund pursues its investment objective by investing primarily in high dividend yielding common stocks with dividend growth potential. The Fund’s security selection process involves screening and prioritizing stocks based on Appropriate quantitative statistics. Those companies that rank as highly attractive in the screening process are closely scrutinized for inclusion in the portfolio using bottom-up fundamental proprietary research.

Precidian Large Cap Value

The Fund invests in large-capitalization companies, seeking consistent long-term performance. The Fund follows a traditional value-oriented investment philosophy using a research-intensive approach.

Precidian Focused Dividend Strategy

Seeks total return (including capital appreciation and current income) by employing a “buy and hold” strategy involving the periodic selection of high dividend yielding common stocks from the universe of Russell 3000 stocks.

Precidian U.S. Large Cap Growth

The fund seeks long-term capital growth. The fund seeks to achieve its investment objective by investing in equities or groups of equities that the Manager believes will provide higher returns than the Russell 1000 Growth Index.

Precidian U.S. Core Equity

The investment seeks high total return. The fund seeks to achieve its investment objective by investing in equities or groups of equities that the Manager believes will provide higher returns than the S&P 500 Index.

Precidian U.S. Mid Cap Growth

Invests primarily in common stocks of mid-cap companies with market capitalizations similar to those within the universe of the Russell Mid-Cap Growth Index. Seeks companies that have a history of or the potential to achieve above-average growth.

Precidian Total Return

The fund seeks total return, consisting of capital appreciation and current income. The Fund invests in large, dividend-yielding companies selected by a quantitative total return formula.

Precidian High Dividend Yield

The fund seeks to track a benchmark that provides broad exposure to U.S. companies that are dedicated to consistently paying larger-than-average dividends. In addition to general stock market risks, the fund’s emphasis on slower-growing, higher-yielding companies can also mean that its total return may not be as strong in a significant bull market.

Precidian Small Cap Dividend Value

Seeks long-term capital appreciation and current income through investments in small cap companies that we believe are undervalued and typically pay a dividend. Companies generally have a market capitalization below $3.5 billion at the time of purchase.

Precidian Multi-factor Small Cap Core

The fund’s investment objective is to provide long-term capital appreciation by investing primarily in a diversified portfolio of small cap equity securities that possess both value and growth characteristics.

Precidian Multi-factor Small Cap Growth

The fund’s investment objective is to provide long-term cap appreciation by primarily investing in a diversified portfolio of small cap equity securities.

Precidian Large Cap Core Plus 130/30

The fund invests primarily in securities of large-capitalization companies with characteristics similar to those comprising the Russell 1000. It takes long positions in securities that will likely appreciate more rapidly in rising markets and short positions in those that will likely decline faster in declining markets.

Precidian Mid Cap Core Plus 130/30

Invests primarily in equity securities of mid-cap companies with market capitalizations equal to those within the universe of the Russell Mid Cap Index. It takes long positions in securities that will likely appreciate more rapidly in rising markets and short positions in those that will likely decline faster in declining markets.

Precidian Small Cap Core Plus 130/30

Invests primarily in equity securities of small-cap companies with market capitalizations equal to those within the universe of the Russell Small cap Index. It takes long positions in securities that will likely appreciate more rapidly in rising markets and short positions in those that will likely decline faster in declining markets.

Exhibit C

Precidian’s Proposed ETF and the Possibility of Reverse Engineering

Prepared by

Ricky Alyn Cooper, PhD (rcooper3@iit.edu)

IIT-Stuart School of Business

Chicago, IL

Education:

Ph.D., Vanderbilt University, Finance

M.B.A., Vanderbilt University, Finance

B.S., University of Chicago, Mathematics (with General Honors)

Biography:

Ricky “Rick” Cooper is Assistant Professor of Finance at IIT Stuart School of Business. Throughout his academic career, Dr. Cooper has taught all aspects of financial theory, investments, and corporate finance at Wayne State University, Harvard University, and Vanderbilt University.

Dr. Cooper began his professional career with State Street Global Advisors in Boston, MA, where he quickly rose from Active International Portfolio Manager, to co-founder of the Enhanced Index Group, to co-founder and Associate Director of the Advanced Research Center.

He then returned to his hometown of Chicago, where he worked as Senior Partner and Director of Analytics for Harris Investment Management. In this role, he modernized the analytic systems, and led the revamping of the models with a commensurate uptick in investment performance. Dr. Cooper also spent several years as Owner and Chief Investment Officer of his own firm. He currently serves as a research consultant and Director of Risk Management for Xambala, Inc.’s proprietary high frequency trading systems.

Dr. Cooper’s research has been published in The Journal of Futures Markets, The Financial Analyst's Journal, The Journal of Financial Economics, and several other books and journals. Dr. Cooper has been a speaker at numerous conferences, and has been quoted in both the Wall Street Journal and Crain's Chicago Business.

Affiliated Programs:

M.S. in Finance

Ph.D. in Management Science

Research Interests:

High Frequency Trading

High Frequency Finance

Precidian’s Proposed ETF and the Possibility of Reverse Engineering

July 2015

Prepared by

Ricky Alyn Cooper, PhD (rcooper3@iit.edu)

IIT-Stuart School of Business

Chicago, IL

Purpose and Scope of this Research

The overall purpose of this research is to determine the ease or difficulty a person would encounter in attempting to reverse engineer the portfolio weights of the proposed Precidian actively managed exchange traded fund. This research consisted of:

1) Modeling the essential elements of the proposed Precidian ETF construction methodology;

2) Using this modeled construction methodology, and relevant statistical techniques, determine if the previous night’s closing portfolio weights could be reconstructed (these are weights on which the intra-day quotes are based);

3) Using this modeled construction methodology, and relevant statistical techniques, determine if the time series of estimated portfolio weights could be used to forecast future changes in the weights.

This research did not attempt to model the effect of active trading on the predictability of returns. Also, this research used 1 second bar data. This means that the pricing information of all assets were synchronous, based on the last trade or quote within a second, as constructed from historical data. The real time quotes being released would be based on data sampled from within a second and would necessarily have asynchronous quotes. This source of noise would cause an unknown effect in size, but in direction certainly would make the discovery of the reverse engineering process more difficult.

Finally, this research also assumed that changes in the attractiveness rankings of stocks were not predictable. That is, we assumed that the “alpha model” of the active manager is unknown to the outside world.

Summary of the Results

The major findings of this research were as follows:

1) The system of price quotation proposed by Precidian does not allow one to successfully recover the previous night’s weights from the time series of quotes and asset prices;

2) The lesser reason for the previous result are that Precidian will quote the ETF price using the mid-spread of the top of book bid and ask for each constituent security each second, as opposed to the last traded price;

3) The greater reason for the previous result is that Precidian is scaling the price of the ETF to an initial value of $20. This scaling dampens price volatility of the ETF and makes statistical techniques less effective at reverse engineering the constituents;

4) The changes in the portfolio weights from day to day may not be forecasted accurately for realistic portfolio construction techniques, making knowledge of the next day’s target weights unobtainable;

5) The previous result is a function of the fact that given Precidian plans to use a proprietary model to change its portfolio holdings, meaning changes in holdings will appear random.

6) Additionally, the noise in the time series of forecasted weights is such that small predictabilities in the changes in portfolio weights are not discernible in the final series of estimated weights.

The conclusion drawn from these findings is that it is not possible to ascertain with any degree of accuracy the previous day’s portfolio weights, nor is it likely that anyone will, with any great accuracy, be able to ascertain the changes in portfolio weights being executed by the portfolio manager.

Facts about Precidian ETF Modeled , Data Employed, and Methods Used

The Precidian ETF being considered is an actively managed ETF, with a proprietary stock selection system, and a non-algorithmic, opportunistic trading system. The ETF will offer pricing once per second, based on the previous night’s portfolio weights, and the mid-spread price of each of its constituent securities. The price will be scaled to equal $20 at the beginning of trading. The ETF will divulge its actual holdings once per quarter with a delay of approximately two months.

In constructing this test certain simplifying assumptions were made to model the facts stated above. These assumptions are designed to make the experiment tractable, but also made in such a way that any bias in the test should be towards discovery of the underlying ETF portfolio. The following paragraphs document the specifics of the data and methods employed.

The universe of stocks from which the portfolio is chosen was fixed as being from the NASDAQ-100 universe as currently composed, this universe is smaller than any currently envisioned universe for the proposed ETF. Specifically the data analyzed consisted of 1-second spaced observations, from 9:30:01 to 16:00:00 for each of the 100 stocks of the current active top of book bid price, top of book ask price, and last traded price. This data was analyzed for 44 trading days from 05/01/2014 to 07/02/2014. Mid-spread prices were created for each security using the formula msp=(Bid price + Ask price)/2.

In order to construct portfolios a fake attractiveness, or “alpha”, score was created for each stock each day. The alpha score was constructed to guarantee a certain correlation between the score of one day and the next. This construction guaranteed a certain level of continuity among the portfolio weights from one day to the next. Specifically, each day’s stock forecast was generated using the formula where rho is the desired level of daily auto-correlation and N(0,1) is a random variable. The first day’s forecast was simply 100% of N(0,1). To test various scenarios alpha forecasts were created for six different correlations— 0.8, 0.85, 0.90, 0.95, 0.99, and 0.999. The random noise takes as given that the alpha process is unknowable to the outside observer at face value. This research did not attempt to model the actual alpha process and Precidian did not reveal any details of it in conjunction with this research project.

The portfolio construction methodology was to simply hold the top 40 stocks at an equal weight of 2.5% each day and the other 60 at 0%. The discovery techniques were not given this information, since the number of actual assets held will vary through time. In practice, however the simple structure of this construction was likely easier to discover than the actual portfolios in a live ETF. Trading was not modeled. Since, the reported portfolio weight is based on the previous night’s closing weight, the modeling of trading was not required. However, leaving out opportunistic trading also skewed the results towards discovery of predictability in the pattern of weights.

Statistics and Results

Table 1 gives turnover of each of the six alpha processes studied. All tests were run on all of the alpha models, though all results are only presented where turnover played a role in the analysis. Only alphas 5 and 6 represent realistic turnover numbers, though the others will be useful for illustrating a later result.

Table 1

Daily Turnover Implied by the Six Portfolio Alphas

	Alpha 1	Alpha 2	Alpha 3	Alpha 4	Alpha 5	Alpha 6
correlation	0.8	0.85	0.9	0.95	0.99	0.999
Turnover	0.28	0.22	0.18	0.12	0.06	0.01

The first battery of tests involved using restricted least squares estimation. In order to test the role of Precidian’s method of reporting ETF prices in determining the ease of reverse engineering the underlying portfolio, Table 2 reports three different experiments and a naïve control. In the first test the dependent variable is the one second ETF price calculated as the portfolio weighted sum of the last traded price of each of the stocks. The independent variables are the last traded price of each of the 100 stocks. The regressions are run daily and the coefficients are restricted to be between 0 and .1, as well as to sum to 1 across all securities. The number ..1 was chosen as an upper bound since it was considered safe to assume there would be some diversification in the portfolio. The accuracy of the regression is reported using the square root of the mean square error in the weights averaged across the 44 days. That is, the reported statistic is:

where w-hat is the restricted least squares parameter estimate of stock i for day t and w-p is the effective portfolio weight for the day. The results were the same regardless of alpha model chosen, since the results do not depend on portfolio changes or turnover. However, these specific numbers are reported for the fifth alpha model.

Notice that in this first case the error is extremely low, meaning that with complete price information and high decimal precision, the ETF constituent weights are easy to reproduce.

Table 2

Average Errors of the Potfolio Weights

Least squares regressions on 44 days of pricing, weights restiructed between 0 and .1
Erorrs reported based on estimated obtained at end of day

Test	Ave. Error	Max. Error
I. Unrounded ETF price reported based on last traded price of stocks	0.0000	0.0000
II. Rounded ETF price reported based on mid-spread prices of stocks	0.0012	0.0188
III. Scaled ($20) and Round ETF price reported based on mid-spread prices of stock	0.0104	0.0764
IV. Control— Naïve equal weighted index	0.0122	0.0150

The second regression test uses mid-spread prices to report the ETF prices, but still does not scale the ETF price. The price reported for the ETF is the portfolio weighted mid-spread price of the underlying stocks. Also, the final ETF price is rounded to the nearest penny. The independent variables are switched to the unrounded mid-spread price of the stocks to maximize the chance of the regression finding the correct answers. As the table shows, the results are worse than in the first case, but not terrible. The square root of mean square error of .0012 is about 12% of the magnitude of the average portfolio weight (.01). A 12% error is not a great amount, though it makes building a replicating portfolio difficult without more information.

The reason for this result is two-fold. Primarily, mid-spread prices do not convey as much information as last traded prices. Last traded prices bounce from bid to ask and these bounces correlate with small changes in the price of the ETF. However, the mid-spread prices do not bounce this way. Furthermore, any change in price of the ETF is now rounded so that any change less than half a penny goes unnoticed.

The third regression test is like the second except ETF price is scaled to begin the day at $20. This scaling greatly diminishes the precision of the regression. For example, the actual unscaled ETF price is approximately $100. This means a five cent move must occur in the unscaled ETF price to create a one cent move in the scaled price. When combined with rounding to the nearest penny this make reverse engineering very difficult. This is confirmed as the square root of mean square error is .0104. This is an average error of 100% of the average weight. Moreover, the maximum error found is an extremely large value of .0764.

This result is comparable to the error of a naïve tracking portfolio. For the purposes of this experiment an appropriate naïve tracking portfolio is the equal weighted NASDAQ-100 portfolio for which it is easily derived analytically the square root of mean square error in the weights is .0122. This implies that reverse engineering is likely to achieve the same success by the end of the day as a naïve index tracking strategy would achieve. Or, put another way, the naïve portfolio has as much information at the start of the day as the reversed engineered portfolio does at the end.

One caution is that some attention must be paid to the scaling of the ETF. The information dampening effect described above is tied to the average price of the underlying holdings versus the reported price of the ETF. A universe of stocks with a much lower average price than the NASDAQ-100 should have the EFT scaled to a lower price. This is not really an issue with most large capitalization US indices, especially given the other sources of noise inherent in the price reporting process, but it is a point to keep in mind if the ETF expands into many different universes.

Bayesian Analysis on the Data

Some consideration was given to applying a Bayesian regression methodology on this data set, and indeed a Bayesian, independent normal gamma regression using Gibb’s sampling was run on several days with the result that the estimation did not improve. This is not unexpected because for the NASDAQ-100 universe the number of seconds per day creates a data matrix with enough degrees of freedom that the data overwhelms any prior of less than 100% certainty (which of course means one is ignoring the data because he or she already knows the answer). In fact, feeding the true portfolio weights at the beginning of the day as a prior to the Bayesian regression (with an estimated prior variance of only 0.0001) did not substantially help the estimation error obtained in the scaled ETF regression. This is because the error is inherently “cooked into” every quote provided. The inherent imprecision in the data creates uncertainty that overwhelms even a perfect Bayesian prior. The way to think about this result is that the reporting mechanism for prices in of the ETF makes it impossible to confirm statistically any intuition one has about the portfolio weights.

Time Series Properties of the Weight Estimates

The purpose of this section is to investigate the role of the ETF reporting mechanism in masking any auto-correlation in the portfolio changes. Given the nature of the portfolio construction used in this investigation one would expect there to be negative auto-correlation in the portfolio weights. Since the possible portfolio weights are only 2.5% or 0%, there is a non-zero probability of the weights reverting to their other possible value but no chance of the weight continuing upwards or downwards. That is, the simple portfolio weighting scheme built for this paper has negative autocorrelation similar to the bid-ask bounce in stock prices. There is no reason to expect a real portfolio construction to have auto-correlation but the purpose of this section is to examine to what extent the fuzzy estimation of portfolio weights presented in the last section would, or would not, mask the actual auto-correlation in weights of the portfolios.

Table 3 presents statistics for the five portfolios constructed for this test. The table reports the number of stocks out of 100 that had significant auto-correlations (at 5%) in weight changes for the 44 days tested, and the number of parameter estimates that had significant auto-correlations for the day tested. The first conclusion is that the number of stocks with significant auto-correlation decreases as turnover decreases. This is because, given the construction method of this paper, the more random fluctuation allowed in the alpha model, the more bouncing between 0% and 2.5% there will be in the portfolio. Only, the last alpha models have realistic turnover in them. For Alpha 6, even with the stylized portfolio construction, only 12 stocks out of 100 have significant auto-correlation.

Table 3
Number, out of 100 of Stocks with Significant Auto-correlation in Portfolio Weight Changes

Results computed for 44-days, six different alpha models, significance at 5%
	Alpha 1	Alpha 2	Alpha 3	Alpha 4	Alpha 5	Alpha 6
actual weights	55	44	37	35	22	12
estimated weights	27	28	22	19	14	6

However, the real focus of this table is the decline in significance in the number of stocks with significant auto-correlation in the weights when the parameter estimates are used. At every level of turnover the amount of significance in auto-correlated stocks diminishes tremendously. The effect is strong enough that, for the lowest turnover alpha model (Alpha 6), even with this portfolio construction methodology there would not appear to be a more than random number of significantly auto-correlated stocks (at 5% significance level one could expect up to 10 stocks to have statistical significance, without there actually being any significant auto-correlation).

The conclusion is that the fuzziness of the portfolio weight estimation will mask any small level of auto-correlation in weights that the portfolio construction might induce. The effect appears to be strong enough that any likely real world construction system will have random appearing time series properties in its portfolio weights.

Conclusion

This research studied the Precidian ETF construction methodology using a small universe of securities, a stylized portfolio construction and the price quote methodology they propose. The primary result is that given three components of their proposed reporting methodology—mid-spread pricing, rounding to the nearest penny, and scaling the price to $20 at the start—the underlying portfolio weights are not recoverable with any great degree of accuracy. The main driver of this result is the scaling.

The other result of this research is that it is highly unlikely that anyone will discern any pattern in the time series of portfolio weight changes for any likely real world portfolio construction because the fuzziness in the daily weight estimation masks all but very large auto-correlated weight changes.

The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running, or that can be tracked with an engineered portfolio better than a simple naïve index portfolio can track.

Exhibit D

The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts

Prepared by:

Craig M. Lewis, CPA

Madison S. Wigginton Professor of Finance

Owen Graduate School of Management

Vanderbilt University

Subject Area(s): Finance

In May 2011, U.S. Securities and Exchange Commission chairman Mary Schapiro named Professor Lewis Chief Economist and Director of the SEC’s Division of Economic and Risk Analysis. During his three years at the SEC, Lewis led efforts to bolster the role of economic analysis in the financial regulatory process, particularly with implementation of the landmark Dodd-Frank financial reform law. He returned to Vanderbilt at the beginning of the 2014 academic year.

Professor Lewis’ interests include corporate financial policy and asset pricing. Most recently, he has employed textual analysis of qualitative factors in corporate disclosures to detect potential fraud. Earlier work included topics such as convertible debt financing, corporate capital formation, forecasting stock market volatility, and herding by equity analysts.

A frequent speaker and guest lecturer, Lewis primarily teaches corporate finance. He is a two-time recipient of the James A. Webb Award for Excellence in Teaching (1991, 2000), Outstanding EMBA Professor (1991), and the Dean's Award for Teaching Excellence (1992, 1999). Professor Lewis is also a Certified Public Accountant and worked for Arthur Young & Company prior to completing his advanced degrees and joining the Owen faculty in 1986.

Education:

B.S., Accounting, The Ohio State University, 1978

M.S., Finance, University of Wisconsin, 1982

Ph.D., Finance, University of Wisconsin, 1986

The Economics of Actively Managed Exchange Traded Funds that Utilize Blind Trusts

By Craig M. Lewis, Owen Graduate School of Management, Vanderbilt University, Nashville, TN 372031

Most exchange-traded funds (ETFs) seek to track third-party indices, such as the S&P 500 index, and are, in effect, fully transparent. There are, however, two classes of non-index-based, actively managed exchange-traded products that have received SEC approval. These products provide either daily portfolio transparency2 or function much like a traditional mutual fund.3 By contrast, an ETF design that employs a blind trust structure and associated trusted agents has failed to receive regulatory approval. The primary concerns expressed by the SEC are that there is insufficient transparency to accommodate arbitrage trading and, somewhat paradoxically, that the underlying portfolio could be reverse engineered, which could allow investors to front run the trades of the ETF portfolio manager.

This White Paper evaluates whether an actively managed ETF that employs a blind trust (BT) structure and associated trusted agents is capable of enhancing price efficiency by facilitating arbitrage between share price and the underlying net asset value (NAV) while simultaneously protecting the underlying proprietary trading model.4 The blind trust arrangement has three important design features: 1) it preserves portfolio confidentiality by intermediating the creation and redemption process between the fund and its authorized participants, 2) market makers have the same opportunities to arbitrage discrepancies between share price and the underlying NAV as if it were a fully transparent ETF, and 3) verified indicative values (VIIV) based on mid-point pricing will be disclosed at one-second intervals.

The remainder of this paper is organized as follows. Sections 1 and 2 describe the structure and function of traditional ETFs. Section 3 describes the existing actively managed exchange-traded products that have received SEC approval. Section 4 introduces the blind trust mechanism as an alternative approach for structuring actively managed ETFs. The possibility of reverse engineering the underlying portfolio is formally analyzed in Section 5. Section 6 offers conclusions.

[1]	Craig Lewis is the Madison S. Wigginton Professor of Finance at the Owen Graduate School of Management. He gratefully acknowledges the financial support of Precidian Funds.

[2]	See, e.g., PowerShares Capital Management LLC, et al., Notice of Application, Securities and Exchange Commission Investment Company Act Release No. 28140; 812-13386 (February. 1, 2008).

[3]	The SEC recently approved an application of a non-transparent exchanged traded product by Eaton Vance that also relies on transacting at end of day NAV. See Eaton Vance Management, et al., Notice of Application, Securities and Exchange Commission Investment Company Act Release No. 31333; 812-14139 (November 6, 2014).

[4]	See Precidian ETFs Trust, et al., Notice of Application, Securities and Exchange Commission Investment Company Act Release No. 31300; 812-14116, October 21, 2014.

1. The Traditional ETF

An ETF is a pooled investment vehicle that has many of the same features as a standard mutual fund. These include: the ability to hold well-diversified portfolios across different asset classes, access to professional portfolio management, and cost efficiency.

There are a number of additional factors that differentiate ETFs from mutual funds. One of the most important is that by allowing ETFs to trade on organized exchanges, investors may purchase and sell positions intraday. By contrast, mutual fund transactions are settled at the end of day net asset value per share (“NAV”) rather than at current market prices.5 ETFs also are more cost efficient than mutual funds due to lower cash drag and have lower expenses related to items such a transfer agency and account maintenance. From an investor perspective, ETFs offer unique advantages that include: the beneficial tax treatment of gains and losses, the opportunity to enter and exit during the day at current market prices, the ability to purchase ETF shares on margin, and the fact that shares can be held in an equity account.

A key consideration associated with intraday security trading is the speed with which market prices reflect new information. Formally, a market is considered to be weak-form efficient if security prices reflect the information contained in the past prices. An essential element of a weak-form efficient market is for there to be sufficient transparency so that investors can arbitrage obviously mispriced securities. This is particularly true for ETFs based on stock indices where there are clear linkages between portfolio NAV and the value of the underlying securities.

Historically, ETFs have been able to accommodate investor demand for transparency by providing information about portfolio composition. This has taken the form of transparent portfolios that are designed to replicate specific indices or, for the case of actively managed ETFs that have received SEC approval, daily disclosures of the underlying positions. The ETF industry’s adoption of transparency was a result of the fact that all of the original products were indexed-based and therefore, by definition, the data was already available.

Portfolio transparency has historically been an important ETF design feature because it provides investors with the data needed to construct optimized (or “tracking”) portfolios that are highly correlated with the ETF’s underlying portfolio. By monitoring the spread between ETF share price and the tracking portfolio (the “ETF spread”), investors can arbitrage possible price differences. The degree of tracking error establishes the level of basis risk associated with arbitrage trades.

[5]	In effect, if you redeem $1,000 from a mutual fund during the day, the number of shares you sell is not known until the NAV is determined after the market close. This implies that had you successfully anticipated a stock prices decline over the remainder of the day, you would not be able to avoid incurring the loss. Likewise, if there were a positive market event, investors seeking to purchase shares would not be able to capture possible intraday gains.

Arbitrageurs typically construct tracking portfolios using a subset of the underlying securities because they are willing to tolerate a certain level of basis risk. In effect, the corresponding loss of precision is offset by improvements in transactional efficiency. The aggregate impact of arbitrage trading is to change the supply and demand for both the ETF and the underlying securities so that the ETF spread is reduced to relatively small levels.

2. The Creation/Redemption Process

Despite the important role transparency has played in promoting price efficiency, there is no guarantee that arbitrage trading alone is sufficient to eliminate the ETF spread. As a direct response, ETFs include an additional feature that is designed to ameliorate this potential concern. Specifically, a set of broker-dealers and clearing banks, called Authorized Participants (APs), are allowed to create or redeem new shares in exchange for a “basket” of the underlying securities called a “Creation Unit.” Generally,6 ETFs shares are redeemed by “in kind” exchanges of creation units for the underlying securities.7 One of the key distinguishing characteristics of an ETF compared to a traditional mutual fund is that shares are only redeemable by APs. If non-AP investors wish to liquidate their positions they must sell on a secondary market or redeem through an AP acting as an agent on their behalf.

The creation/redemption process provides the AP with an opportunity to arbitrage the spread between share price and NAV by exchanging the underpriced security for the overpriced security. For example, if the ETF share price exceeds a contemporaneous estimate of the NAV, an AP could purchase the securities that comprise the creation unit and deliver them in exchange for a creation unit, which can then be broken up and sold as individual shares on an exchange. This simultaneously reduces the available liquidity for the underlying securities and increases the supply of ETF shares. If ETF share price is less than a contemporaneous estimate of the NAV, an AP will redeem shares and sell the underlying securities that are delivered in the creation basket. The process of creating and redeeming ETF shares places pressure, on both the ETF shares and the underlying basket securities, that causes the ETF spread to converge towards zero. In the aggregate, arbitrage pressure results in price adjustments that ensure stability between the ETF’s NAV and its and its current market price per share.

[6]	Certain ETFs use cash, rather than in-kind, creations and redemptions.

[7]	Another advantage of an ETF “in-kind” redemption is that the redemption basket can be strategically structured to deliver out securities that have the lowest cost basis. Since redemptions are considered in-kind transactions for tax purposes, the ETF does not incur and capital gains taxes at the time of the exchange. In addition, the remaining shares that are held by the ETF would have higher cost bases, which would result in lower capital gains taxes if they were sold on an exchange. By contrast, a traditional mutual fund that received net redemption requests would be required to sell securities, which would result in possible capital gains taxes.

3. SEC Approved Actively Managed Exchange Traded Products

This section discusses two classes of actively managed exchange traded products that have received SEC approval. These products provide either daily portfolio transparency or function much like a traditional mutual fund.

3.1 Daily Portfolio Transparency

When ETFs were first approved, the SEC did not contemplate actively managed ETFs.8 Those first ETFs were required to track a third-party index and disclose their creation and redemption baskets daily. Actively managed ETFs, which were addressed in a 2001 concept release9 and finally approved in early 2008, required full portfolio transparency.10 Although daily disclosure is similar in substance, it is an incremental obligation that is not required of index-based ETFs.

Daily transparency is designed to facilitate arbitrage between the ETF share price and the current price of the underlying portfolio and contrasts sharply with the current SEC disclosure requirement for mutual funds mandating quarterly portfolio transparency at a 60-day lag. Since active portfolio management is based on a proprietary “alpha” generation model, a certain amount of opacity is necessary to protect a firm’s intellectual property. An ETF structure based on daily disclosure is highly susceptible to reverse engineering because once sufficient information can be obtained about changes in portfolio composition, it may become possible to forecast future portfolio changes. This is a significant issue for actively managed funds because it may take more than one trading day to strategically accumulate shares for an active position. This allows sophisticated investors to potentially front-run new positions, eroding “alpha” that should have accrued to shareholders.

3.2 Exchange Traded Managed Funds

An alternative structure that, to a large extent, preserves portfolio opacity was recently proposed by Eaton Vance (EV) and approved by the SEC.11 The EV model follows SEC quarterly portfolio and end of day NAV disclosure requirements for mutual funds. In addition, the EV model requires daily disclosure of the creation basket. The disclosure of the daily creation basket provides investors with information about some of the names in the underlying portfolio and may allow them to forecast future portfolio additions, particularly for those cases where open active positions remain from the previous day.

[8]	ETFs are investment companies that are registered under the Investment Company Act of 1940 ("Act") as open-end funds or unit investment trusts (UITs). Section 5(a)(1) of the Act defines an open-end fund as an investment company that is a management company which offers or has outstanding any redeemable security of which it is the issuer. 15 U.S.C. 80a-5(a)(1). Section 4(2) of the Act defines a UIT as an investment company that is organized under a trust indenture or similar instrument, that does not have a board of directors, and that issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities. 15 U.S.C. 80a-4(2).

[9]	SEC Concept Release: Actively Managed Exchange-Traded Funds, Securities and Exchange Commission, 17 CFR Part 270, Release No. IC-25258; File No. S7-20-01, RIN 3235-AI35, November 8, 2001.

[10]	See Footnote 2.

[11]	Although the EV model does not disclose the constituents of the portfolio on a daily basis, the publication of the creation basket does reveal the names of a subset of the securities being held.

The EV design overcomes SEC concerns about potential differences between share price and the underlying portfolio value by effectively mimicking a non-traded mutual fund. There is, however, one significant difference. The EV product will trade relative to its closing NAV. Since the creation basket does not contain a full pro-rata slice of the underlying portfolio, the AP will have to make a market that takes into consideration any tail risk associated with mistracking of the creation/redemption basket and the closing NAV, if the AP hedges prior to the close. (By forcing hedging to a specific time, ie: 4:00 p.m., the unintended consequence may be to cause dislocations in market on close events.)

Under the EV model, decisions to “buy” and “sell” shares can be made intraday but the actual transaction price is not known until the end of the day when the closing NAV is calculated. In effect, this is no different than a traditional mutual fund aside from the premiums and discounts; the exception being that one transacts on an exchange rather than with the fund itself. Instead of buying and selling at a contemporaneous estimate of the underlying NAV, “prices” are quoted in terms of dollars and cents relative to the end of day NAV.

The uncertainty associated with the end of day settlement price is equivalent to entering into a one-day forward contract. While this structure mitigates the possibility of a spread between share price and the underlying portfolio value, it forces investors to absorb intraday price risk and results in suboptimal hedging relative to a traditional exchange traded product.

4. An Alternative Design for Actively Managed ETFs

Precidian Funds (PF) has designed an alternative ETF structure that accommodates effective arbitrage between share price and the underlying NAV while maintaining portfolio confidentiality. The innovative design uses a blind trust and associated trusted agents to intermediate the intraday arbitrage, trading, and creation/redemption processes between the ETF and its APs.

Under this arrangement, the custodian on behalf of the fund will share the end of day NAV portfolio (NAVP) with an independent valuation agent. Rather than publically disclosing portfolio composition, the valuation agent will calculate and disseminate a Verified Indicative Intraday Value (VIIV) at one-second intervals the following day based on the NAVP. The VIIV is calculated as the midpoint between the bid and offer prices for all securities that comprise the NAVP. It will be “verified” by comparing the quotations from two separate price feeds and if the quotes are in line, the VIIV will be printed to the tape. If there is a discrepancy of sufficient magnitude, the listing exchange will have the ability to halt trading. This “circuit-breaker” is designed to prevent the VIIV from reflecting outlier prices. The VIIV will also include all income and expenses of the fund for that day, effectively making it a real-time NAV.12

[12]	Examples of income items are dividends and interest whereas expenses include management fees.

A distinguishing feature of the BT structure is that each AP will maintain a separate account in a blind trust, and a trusted agent will handle all trading. The custodian shares the NAVP and the associated creation unit with the Trustee (or Trusted Agent) of the APs BT. This is a critical feature that preserves portfolio confidentiality because the AP does not know the composition of the NAVP. The only information available to the AP is the ETF share price and the VIIV. In this sense, AP and non-AP investors are treated symmetrically.

Although the AP may arbitrage the ETF spread using a tracking portfolio, it can execute a “bona fide” arbitrage trade through its BT account. To illustrate this point, consider the mechanics of how the BT structure functions. If the ETF share price is less than the VIIV, the AP delivers cash to its trusted agent through the BT account. The trusted agent then purchases shares to form a creation unit.13 The BT authorizes the creation of new ETF shares, which are delivered to the AP. If the ETF share price exceeds the VIIV, the AP initiates the opposite trade by redeeming ETF shares.14

The reliance on trusted agents is a standard business practice for all ETF products and is not unique to the Precidian design. In fact, an actively managed ETF that uses a BT structure is equivalent in all material respects to active ETFs that provide daily transparency with two exceptions. First, it does not disclose the NAVP. Second the BT structure relies on the one-second frequency of the VIIV to compensate for this lack of portfolio transparency.15

The key advantage of the combination of the BT and disclosure of the VIIV at one-second intervals is that by maintaining portfolio confidentiality, it mitigates the risk of free riding or front running, while also facilitating intraday arbitrage and the creation/redemption process. Since relatively high frequency disclosure can be used to estimate the correlation between current portfolio value and the ETF share price, it also accommodates the construction of tracking portfolios much like a fully transparent ETF.

[13]	Creation units are pro-rata slices of the NAVP.

[14]	Since APs direct their trusted agents to trade pro-rata slices of the NAVP on their behalf, APs have access to a bona fide arbitrage and do not need to rely on correlated portfolios to exploit differences between current portfolio value and the ETF share price. Access to a bona fide arbitrage is particularly valuable during periods of market stress when correlated portfolios may not track the NAV particularly well. In this context, there is no effective difference between the BT model and fully transparent ETFs.

[15]	Note that actively managed, fully transparent funds only disclose indicative vales at fifteen-second intervals using last transaction prices. The BT structure not only requires more frequent disclosure, but midpoint pricing is a more contemporaneous estimate of value that also makes it more difficult to identify the underlying portfolio constituents.

In determining the appropriate frequency of VIIV disclosures, a number of tradeoffs must be considered. If disclosure latency is too high, it may not provide sufficient information, particularly if portfolio turnover also is high. Alternatively, asynchronous trading of the underlying securities may render sub-second disclosure unsuitable because of the increased possibility of reverse-engineering the underlying portfolio securities.

All else equal, the sponsor of an actively managed ETF prefers to mitigate the risk of revealing its alpha generation strategy and the corresponding possibility that traders can reverse engineer their model and free ride or front run trades. An additional protection designed to mitigate concerns about reverse engineering that simultaneously provides more realistic pricing is to calculate the VIIV using the mid-point. Mid-point pricing makes it more difficult to reverse engineer the underlying portfolio because quotes adjust more frequently than securities trade. As the number of securities that update decline, it becomes progressively easier to identify the actual identities of those that do change. This problem is most pronounced were VIIV to be disseminated in real-time.16 Mid-point pricing has the additional benefit of providing a contemporaneous assessment of value because market makers adjust security prices, even those that do not necessarily trade, in response to information contained in trade prices.

4.1 The Blind Trust Arbitrage Mechanism

As noted above, one of the benefits of the BT design is that it provides APs and non-AP market makers with a mechanism that accommodates arbitrage between share price and underlying portfolio value yet preserves the proprietary nature of the underlying “alpha” model. Portfolio confidentiality is a direct benefit to shareholders because to the extent that the ETF generates “alpha”, they will earn these excess returns over the investment holding period in terms of realized performance.

Indicative disclosure at one-second frequency accommodates arbitrage through a number of distinct channels. The first is for investors to enter into arbitrage trades. The second is to use the creation/redemption process.

4.2 Arbitrage Trades.

The ability to enter into arbitrage trades is available to all investors, regardless of whether or not they are APs. The idea is to purchase (sell) underpriced (overpriced) ETF shares and take a hedged position to minimize basis risk.

The AP and non-AP market makers can execute an arbitrage trade that eliminates basis risk with respect to the VIIV and NAVP by interacting with a BT account and their trusted agents. Technically, non-AP market makers are called non-AP Professional Investors (NAPPIs). NAPPIs can purchase or sell pro-rata slices of the underlying portfolio through a blind trust account that relies on a trusted agent in the same way as APs. The main distinction is that NAPPIs will not have the ability to directly create or redeem shares.17

[16]	As the disclose frequency approaches real-time, an investor intent on reverse-engineering the underlying securities and their associated weights could identify the set of securities that actually traded during that interval and solve a straight-forward optimization problem.

[17]	The current proposal allows NAPPIs to indirectly create and redeem shares by using an AP as an agent.

The BT structure is designed to simultaneously facilitate arbitrage trading and protect the ETF’s proprietary trading model by allowing APs and NAPPIs to directly interact with the BT by exchanging cash for the securities comprising the underlying NAVP.18 For example, if ETF shares are overpriced, a market maker can sell ETF shares and deliver an offsetting cash amount to the BT account. The BT’s trusted agent will then purchase the underlying NAVP on behalf of the market maker. Regardless of whether pressure in the cash market originates with the market maker, as would be the case for a traditional ETF, or the BT, it should have the same stabilizing effect on prices.

Investors also can execute arbitrage trades but will be forced to accept a certain level of basis risk since they will be unable to infer the components of the NAVP. The disclosure of the VIIV does, however, make it possible to construct an optimized portfolio that has relatively low tracking error. The more difficult it is to construct a tracking portfolio, the greater the basis risk and wider the spreads will become. This also implies that the basis risk increases it becomes more likely for any spread that is not eliminated by the AP to be persistent.

4.3 The Modified Creation/Redemption Process

The creation redemption process is identical to that of traditional ETF with the exception that APs submit cash to its Blind Trust and authorizes its trusted agent to create or redeem shares on its behalf. Although the AP has no transparency with respect to the NAVP, the trusted agent will execute trades based upon the AP’s instructions in effect, replicating the process for fully transparent ETFs. The transactions in the cash market will tend to cause the spread to narrow.

5. Reverse-Engineering the Underlying Portfolio

Historically, the SEC has implicitly expressed a concern that there should be adequate transparency in active ETF products. This has motivated current designs to provide daily portfolio transparency or to provide a product that is economically equivalent to existing mutual fund products that settle at end of day relative to NAV rather than trade intraday. The modified PF proposal addresses this concern by improving the methodology for calculating IIV (now an VIIV) and increasing the rate of IIV disclosure from 15 seconds to 1 second.

In seeming contradiction to these transparency concerns, one of the rationales that the SEC used as a basis for denying the original PF proposal is that the underlying portfolio could be reverse engineered. That is, high frequency disclosure of the indicative NAV may provide investors with an opportunity to reverse engineer the portfolio construction process and allow them to free ride or front-run trades. This is a concern for two reasons. First, if it is possible to reverse-engineer the NAVP, it is economically indistinguishable from the actively managed ETFs that provide daily transparency. The second consideration is that, if investors can successfully front-run ETF trades, arbitrageurs rather than ETF shareholders may capture much of the “alpha” attributable to the skill of the portfolio manager.

[18]	The current Precidian Funds proposal provides APs and non-AP market makers with access to the blind trust (see Footnote 4).

The ability to reverse engineer the underlying portfolio is a function of the granularity and frequency of the disclosure. For example, the current regulatory/industry standard of two decimal point disclosure is highly unlikely to provide sufficient granularity to identify the individual components of a well-diversified portfolio. Consider a fund that has $1,853,209,307 dollars under management and there are 100 million shares outstanding. This implies that the quoted indicative value would be $18.53. Quoting at two decimal points reflects a level of granularity that accommodates the evaluation of the correlation structure of the portfolio but impedes one’s ability to determine the individual components and how the relative weights are changing over time.

Another factor that mitigates the ability to reverse engineer fund composition is that VIIVs and the associated creation/redemption baskets are based on the NAVP, which reflects the portfolio at yesterday’s close. Thus, current day portfolio changes are not reflected in the VIIV. Although one can use one-second disclosures to better understand how to update the estimated ETF holdings, unlike daily portfolio transparency, it is highly unlikely that one could infer the components and weights of the underlying securities for today’s portfolio. For example, the study by Cooper (2015) shows that is not possible to accurately estimate a NAVP that is constructed from a universe of NASDAQ 100 stocks using midpoint pricing and the proposed level of granularity. They also demonstrate that one can rapidly infer the NAVP using transaction pricing and full portfolio precision.

Cooper (2015) concludes that

“The primary result is that given three components of their proposed reporting methodology—mid-spread pricing, rounding to the nearest penny, and scaling the price to $20 at the start—the underlying portfolio weights are not recoverable with any great degree of accuracy. The main driver of this result is the scaling.

The other result of this research is that it is highly unlikely that anyone will discern any pattern in the time series of portfolio weight changes for any likely real world portfolio construction because the fuzziness in the daily weight estimation masks all but very large auto-correlated weight changes.

The summary conclusion is that it seems rather unlikely that the Precidian ETF construction methodology will result in a product that can be reverse engineered for purposes of front running, or that can be tracked with an engineered portfolio better than a simple naïve index portfolio can track.”

Although this analysis is rigorous and provides an unambiguous conclusion, what would be the downside if this were not the case and it was feasible to reverse-engineer the NAVP? Even in this setting, it would only be a concern to the extent that there are unfilled active positions that an arbitrageur could forecast and potentially front run.19 Since it would still take time to collect enough observations to estimate the NAVP, the ETF portfolio manager would have a trading window at the start of each day to authorize the closing of any open active positions. Given the relatively high levels of liquidity in equity markets, it is highly likely that the ETF’s trusted agent could finish accumulating these positions before investors could infer which unfilled positions are being traded. The bottom line is that the ETF should be able to complete much of its trading, or adjust its trading strategy, before arbitrageurs can learn enough to free-ride or front run these trades. Since VIIV disclosures are based on the NAVP, the ability to front run trades is limited to the type of open active positions described above.

6. Conclusions

The SEC has approved two actively traded exchange traded products. The first is an ETF that provides daily portfolio transparency and the second is Eaton Vances’s Exchange Traded Managed Fund. Both have limitations that the Precidian Fund’s blind trust structure overcomes. From an investor standpoint, the blind trust structure functions much like a traditional ETF in all material respects but has the advantage of preserving the confidentiality of the underlying portfolio and the fund’s alpha generation model. It also trades on an exchange at a known price. These attributes result in a security design that is economically superior to competing products that already have received SEC approval.

[19]	This concern is equally valid for those fully transparent, active ETFs that already have received SEC approval.